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FEB 17 2010

Washington, DC
109

UNIT
SECURITIES AND E
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10027707

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE ROCK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5930 GRANITE LAKE DRIVE, SUITE 130
(No. and Street)

GRANITE BAY	CA	95746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WEIRICH (916) 781-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET	SACRAMENTO	CA	95811
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ XCertified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY WEIRICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE ROCK SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Please see attached Notarized Document
initials: [handwritten initials]
date: 2/8/10

JURAT

State of California

County of Placer

Subscribed and sworn to (or affirmed) before me on this 8th day of February, 2010, by Gregory J. Weirich
Name of Signer

proved to me on the basis of satisfactory evidence to be the person ~~(s)~~ who appeared before me.

DINAH THOMAS
COMM. #1772591
Notary Public-California
PLACER COUNTY
My Comm. Exp. Oct 8, 2011

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: BLUE ROCK SECURITIES, INC. [13]

SEC FILE NO.: 8-67282 [14]

FIRM I.D. NO.: 140143 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

5930 GRANITE LAKE DRIVE, SUITE 130 [20]
(No. and Street)

GRANITE BAY [21] (City)   CA [22] (State)   95746 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): JANUARY 1, 2009 [24]

AND ENDING (MM/DD/YY): DECEMBER 31, 2009 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WEIRICH [30]

(Area Code) — Telephone No.: (916) 781-7000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 4TH day of FEBRUARY 20 10

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES [70]

ADDRESS

Number and Street		City		State		Zip Code	
816 21ST STREET	[71]	SACRAMENTO	[72]	CA	[73]	95811	[74]

CHECK ONE

- [XX] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1] BLUE ROCK SECURITIES, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2009 [99]
SEC FILE NO. 8-67282 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 20,591	200			$ 20,591	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600	[7]	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities [4]		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	[8]	920
11. Other assets		535	1,794	735	1,794	930
12. TOTAL ASSETS [6]	$ 20,591	540	$ 1,794	740	$ 22,385	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BLUE ROCK SECURITIES, INC. as of DECEMBER 31, 2009

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		40,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		(17,615) [1794]
E. Total		22,385 [1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 22,385 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 22,385 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BLUE ROCK SECURITIES, INC. as of DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 22,385	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			22,385	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 22,385	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 1,794	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,794)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 20,591	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 20,591	3750

[30]

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2009	$20,591
ADJUSTMENTS	-
NET CAPITAL PER DECEMBER 31, 2009 AUDITED FINANCIAL STATEMENTS	$20,591

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — BLUE ROCK SECURITIES, INC. — as of DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	15,591	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	20,591	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$		3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BLUE ROCK SECURITIES, INC.

For the period (MMDDYY) from 1/1/09 [3932] to 12/31/09 [3933]
Number of months included in this statement ______ [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	3935
b. Commissions on listed option transactions			25	3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups			26	3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue				3995
9. Total revenue			$	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			305	4195
15. Other expenses			13,273	4100
16. Total expenses			$ 13,578	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (13,578)	4210
18. Provision for Federal income taxes (for parent only)			28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (13,578)	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (2,468)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BLUE ROCK SECURITIES, INC.

For the period (MMDDYY) from 1/1/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 35,963	4240
A. Net income (loss)			(13,578)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 22,385	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BLUE ROCK SECURITIES, INC. as of DECEMBER 31, 2009

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

BLUE ROCK SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2009

M MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

Robert Mistretta, CPA, MBA

Gregory Weirich, President
Blue Rock Securities, Inc.
Granite Bay, California

I have audited the accompanying balance sheet of Blue Rock Securities, Inc., as of December 31, 2009 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Rock Securities, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 4, 2010

BLUE ROCK SECURITIES, INC.
BALANCE SHEET
December 31, 2009

ASSETS

Current Assets	
Cash	$ 20,591
Prepaid Expense	75
Total Current Assets	20,666
Organization Cost, less accumulated amortization of $6,872	1,719
Total Assets	$ 22,385

SHAREHOLDER'S EQUITY

Shareholder's Equity	
Common Stock, 1,000,000 shares authorized, 40,000 shares issued and outstanding	$ 40,000
Retained Earnings (Accumulated Deficit)	(17,615)
Total Shareholder's Equity	$ 22,385

See accompanying notes and auditor's report.

BLUE ROCK SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended December 31, 2009

Expenses		
Administrative labor	$	2,031
Regulatory fees		305
Rent		2,915
Insurance		384
Accounting		3,000
Professional fees		1,560
Telephone		235
Utilities		255
Amortization expense		1,718
Licenses and permits		375
Total Operating Expenses		12,778
Net Income (Loss) From Operations		(12,778)
Income Tax Expense		800
Net Income (Loss)		(13,578)
Retained Earnings (Accumulated Deficit), December 31, 2008		(4,037)
Retained Earnings (Accumulated Deficit), December 31, 2009	$	(17,615)

See accompanying notes and auditor's report.

BLUE ROCK SECURITIES, INC
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Increase (Decrease) in Cash and Cash Equivalents	
Cash Flows From Operating Activities	
Net Income (loss)	$ (13,578)
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization	1,718
Changes in assets and liabilities:	
Increase in prepaid expense	(75)
Total Adjustments	1,643
Net Cash Used By Operating Activities	(11,935)
Cash and Cash Equivalents, December 31, 2008	32,526
Cash and Cash Equivalents, December 31, 2009	$ 20,591

Supplementary Disclosure of Cash Flow Information

Cash paid during the year for:

Income taxes	$ 800
Interest	$ -

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditor's report.

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Corporation was incorporated on September 23, 2005 in the state of Nevada and in August 2006 was certified as a broker-dealer pursuant to the provisions of Corporate Securities Law of the State of California. As of the date of this report, the Corporation has yet to sell any securities.

Organization Costs

Organization costs are amortized on a straight-line basis over a term of sixty months.

Income Taxes

The Corporation has elected S Corporation tax status. As such, in lieu of federal corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the corporation's taxable income. However, the State of California's Franchise Tax Board assesses reduced corporate income taxes on S Corporations of the greater of $800 or 1.5% of taxable income in addition to taxing shareholders on their proportionate share of the corporation's taxable income.

Deferred state income taxes are recorded to reflect differences in the tax and financial statement methods of reporting amortization, and other differences occurring as a result of rules governing certain expenses for tax purposes. There are no deferred state income taxes at December 31, 2009 as deferred liability is less than the annual minimum franchise tax.

The Corporation has a net operating loss carryforward of $21,697 to offset future state taxable income.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholder. The related corporation incurs the burden of certain common general and administrative expenses. A share of rent, telephone, administrative staff, and other office related expenses of $5,435 were charged to the Corporation by the related corporation under a cost sharing arrangement and are included in the statement of income and retained earnings.

Note 2: <u>Net Capital Requirement</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000; at December 31, 2009, the Company had net capital of $20,591.

BLUE ROCK SECURITIES, INC.
December 31, 2009

Blue Rock Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Gregory Weirich, President
Blue Rock Securities, Inc.
Granite Bay, California

I have examined the financial statements of Blue Rock Securities, Inc. for the year ended December 31, 2009 and have issued my report thereon dated February 4, 2010. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be

circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2009, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (sole shareholder and president). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, management has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

Mistata Associates

February 4, 2010